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                                                     Filed by World Access, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                  Subject Company: STAR Telecommunications, Inc.
                              Form S-4 Registration Statement File No. 333-37750



WORLD ACCESS AND STAR TELECOM EXTEND MERGER AGREEMENT

         ATLANTA and SANTA BARBARA, Calif., Oct. 9 /PRNewswire/ -- World Access, Inc. (Nasdaq: WAXS) and STAR Telecommunications Inc., (Nasdaq: STRX) announced today that they have amended their merger agreement to extend the term of the agreement from September 30, 2000 to December 31, 2000. The transaction is currently undergoing SEC review and is subject to, among other things, completion of SEC review and the approval of the shareholders of World Access and STAR Telecom. The merger is expected to close in the fourth quarter of 2000. All other conditions of the agreement remain unchanged.

         About World Access
         World Access is focused on being a leading provider of bundled voice, data and Internet services to small- to medium-sized business customers located throughout Europe. In order to accelerate its progress toward a leadership position in Europe, World Access is acting as a consolidator for the highly fragmented retail telecom services market, with the objective of amassing a substantial and fully integrated business customer base. To date, the Company has acquired several strategic assets, including FaciliCom International, which operates a Pan-European long distance network and carries traffic for approximately 200 carrier customers, and NETnet, with retail sales operations in 9 European countries. NETnet's services include long distance, internet access and mobile services. Located strategically throughout the United States and 13 European countries, World Access provides end-to-end international communication services over an advanced asynchronous transfer mode internal network that includes gateway and tandem switches, an extensive fiber network encompassing tens of millions of circuit miles and satellite facilities. For additional information regarding World Access, please refer to the Company's website at http://www.waxs.com.

         About STAR Telecom
         STAR Telecommunications provides global telecommunications services to consumers, long distance carriers, multinational corporations and Internet service providers worldwide. STAR provides international and national long distance services, international private line, prepaid calling cards, dial-around services and international toll free services. For more information, visit STAR's website at http://www.startel.com.

         This press release may contain financial projections or other forward-looking statements made pursuant to the safe harbor provisions of the Securities Reform Act of 1995. Such statements involve risks and uncertainties which may cause actual results to differ materially. These risks include: potential inability to identify, complete and integrate acquisitions; difficulties in expanding into new business activities; delays in new service offerings; the potential termination of certain service agreements or the inability to enter into additional service agreements; and other risks described in the Company's SEC filings, including the Company's Annual Report on Form 10-K for the year ended December 31, 1999, as amended, the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2000, as amended, the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000, as amended, and the Company's Registration Statements on Forms S-3 (No. 333-79097) and S-4 (No. 333-37750), all of which are incorporated by reference into this press release.

         CONTACT: Investor Relations, World Access, Inc., 404-231-2025

         World Access and STAR have filed a joint proxy statement/prospectus and other relevant documents concerning the merger with the United States Securities and Exchange Commission (the "SEC"). WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC's website, www.sec.gov. In addition, documents filed with the SEC by World Access will be available free of charge by writing to: Investor Relations, World Access, Inc., 945 E. Paces Ferry Road, Suite 2200, Atlanta, Georgia 30326, or by telephone request to (404) 231-2025. Documents filed by STAR can be obtained by writing to: Investor Relations, STAR Telecommunications, Inc., 223 East De LaGuerra Street, Santa Barbara, California 93101, or by telephone request (805) 899-1962.

         The participants (as defined in Instruction 3 to Item 4 of Schedule
14A) in the solicitation of proxies from the World Access stockholders for the approval of the merger include World Access and Walter J. Burmeister, Kirby J. Campbell, Bryan Cipoletti, Stephen J. Clearman, John P. Imlay, Jr., Massimo Prelz Oltramonti, John D. Phillips, John P. Rigas, Carl E. Sanders, Dru A. Sedwick and Lawrence C. Tucker, each a director of World Access. PLEASE SEE WORLD ACCESS' ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 1999, FILED ON MARCH 30, 2000, FOR A DESCRIPTION OF THE WORLD ACCESS SECURITY HOLDINGS OF EACH OF THE WORLD ACCESS DIRECTORS.